P.E. 1/18/02

02011495

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

94842
1-13882

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2002, through January 18, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: January 18, 2002

By:/s/ Vincenzo Covelli
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated January 18, 2002 for the month January 2002 ,through January 18, 2002:

1) Press release regarding the presentation of Telecom Italia Group's Industrial Plan in Milan on the 14 and 15 February 2002.

TELECOM ITALIA

PRESS RELEASE

Rome, 11 January, 2002 – Telecom Italia Group's Industrial Plan will be presented to the financial community in Milan on the 14 and 15 February 2002.

Communications and media relations: +39 06 3688.2188/2066
www.telecomitalia.it/stampa